Exhibit 99.1

中國海洋石油有限公司

CNOOC LIMITED

For Immediate Release

CNOOC Limited Announces a Significant Discovery of Huizhou 26-6 in Eastern South China Sea

(Hong Kong, June 29, 2020) - CNOOC Limited (the “Company”, SEHK: 00883, NYSE: CEO, TSX: CNU) announced today that the Company made a significant discovery of Huizhou 26-6 in Eastern South China Sea. It is expected to become the first mid-to-large sized condensate oil and gas field in the shallow water area of Pearl River Mouth Basin.

The Huizhou 26-6 structure is located in Huizhou Sag in Zhu1 Depression of Pearl River Mouth Basin in Eastern South China Sea with an average water depth of about 113 meters. The discovery well HZ26-6-1 was drilled and completed at a depth of 4,276 meters and encountered oil and gas pay zones with a total thickness of approximately 422.2 meters. The well was tested to produce around 2,020 barrels of oil and 15.36 million cubic feet of gas respectively per day.

The successful exploration of Huizhou 26-6 oil and gas structure is the first time that the Company has achieved commercial and highly productive oil and gas flow in buried hill exploration in Eastern South China Sea, marking a significant exploration breakthrough in Paleogene and buried hill complex oil and gas reservoir in Pearl River Mouth Basin, and further proving the huge exploration potential in this new field.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks.  For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com